100 University Avenue, 9th floor
Date: March 13, 2014	Toronto ON, M5J 2Y1
www.computershare.com

To: New York Stock Exchange

Subject: AURICO GOLD INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 09, 2014
Record Date for Voting (if applicable) :	April 09, 2014
Beneficial Ownership Determination Date :	April 09, 2014
Meeting Date :	May 09, 2014
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	05155C105	CA05155C1059

Sincerely,

Computershare
Agent for AURICO GOLD INC